[Sidley Austin LLP Letterhead]
October 9, 2009
Via Electronic Filing
Mr. James E. O’Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Williams Capital Management Trust Post-Effective Amendment No. 9 to Registration Statement on Form N-1A (File Nos. 333-98485 and 811-21186)
Dear Mr. O’Connor:
     This letter confirms our telephone discussion of September 21, 2009 with respect to the above-referenced filing of Williams Capital Management Trust (the “Trust”) relating to the Williams Capital U.S. Treasury Fund (the “Fund”), a series of the Trust.
     In our discussion, you noted that the footnote to the fee table indicates that Williams Capital Management, LLC (the “Adviser”) has contractually agreed to cap the Fund level operating expenses of the Institutional Shares to a certain percentage of the Institutional Shares’ average daily net assets and that this contractual arrangement will expire on March 1, 2011. As discussed, we confirm that the contractual expense cap arrangement cannot be terminated by the Adviser prior to March 1, 2011 and that only the Board of Trustees of the Trust may terminate the arrangement prior to such date. This information will be included in the footnote to the fee table in Post-Effective Amendment No. 10 to the Registration Statement, which will be filed in October 2009 and become automatically effective on October 20, 2009 pursuant to Rule 485(b) under the Securities Act of 1933, as amended.
     Additionally, in connection with the above-referenced filings, we hereby acknowledge on behalf of the Trust that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

Mr. James E. O’Connor
October 9, 2009

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Frank P. Bruno
Frank P. Bruno
FPB:jfr

cc:	Dail St. Claire Williams Capital Management Trust